October 3, 2016	Mayer Brown LLP 1221 Avenue of the Americas New York, New York 10020-1001 Main Tel +1 212 506 2500 Main Fax +1 212 262 1910 www.mayerbrown.com
VIA EDGAR
United States Securities and Exchange Commission Division of Corporation Finance 100 F Street, N.E. Washington, DC 20549 Attn: Christian Windsor, Special Counsel
Re: Canadian Imperial Bank of Commerce Preliminary Registration Statement on Form F-4 Filed August 15, 2016 File No. 333-213147

Dear Mr. Windsor:

On behalf of Canadian Imperial Bank of Commerce (“CIBC”), this letter responds to the letter from the Staff of the Division of Corporation Finance (the “Staff”) of the United States Securities and Exchange Commission (the “Commission”), dated September 8, 2016 (the “Comment Letter”), regarding the above referenced Preliminary Registration Statement on Form F-4 (the “Registration Statement”).

We have filed today with the Commission, via EDGAR, Amendment No. 1 to the Preliminary Registration Statement (the “Amended Registration Statement”) that incorporates changes made in response to the Staff’s comments, as well as certain other updated information.  In connection with this letter and the filing of the Amended Registration Statement, we are sending to the Staff, by courier, courtesy copies of the Amended Registration Statement marked to show changes from the Registration Statement to the Amended Registration Statement.

The numbering of the paragraphs below corresponds to the numbering of the comments, which, for the Staff’s convenience, have been incorporated into this response letter.  All page references in the response set forth below refer to pages of the Amended Registration Statement.

Staff Comments and Company Responses

Prospectus Cover Page

1.            Please disclose the total amount of consideration to be received by all PrivateBancorp shareholders if the merger is completed.

Response:  CIBC acknowledges the Staff’s comment.  In response to the Staff’s comment, the Prospectus Cover Page in the Amended Registration Statement has been revised to

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disclose the total amount of consideration expected to be received by all PrivateBancorp shareholders if the merger is completed.

The Merger, page 37

Background of the Merger, page 38

2.            Please expand your disclosure in this section to provide a more detailed description of PrivateBancorp’s strategic business reasons for entering into this transaction.  In particular, provide further details regarding the “strategic alternatives” that PrivateBancorp’s board considered and why the board chose to forgo those alternatives in favor of entering into negotiations with CIBC.

Response:  CIBC acknowledges the Staff’s comment.  In response to the Staff’s comment, the Amended Registration Statement has been revised on pages 39 and 45 to provide a more detailed description of PrivateBancorp’s strategic business reasons for entering into this transaction, including further details regarding the strategic alternatives that PrivateBancorp’s board considered and why the board chose to forgo those alternatives in favor of entering into negotiations with CIBC.

Opinions of PrivateBancorp’s Financial Advisors, page 48

3.            Revise your disclosure on page 59 to disclose the compensation paid to Goldman Sachs for investment banking services provided to PrivateBancorp during the past two years.  Please refer to Item 1015(b)(4) of Regulation M-A.

Response:  CIBC acknowledges the Staff’s comment.  In response to the Staff’s comment, the Amended Registration Statement has been revised on page 60 to disclose that during the two year period prior to the execution of the merger agreement, the Investment Banking Division of Goldman Sachs had not been engaged by PrivateBancorp or its affiliates to provide financial advisory or underwriting services for which Goldman Sachs received compensation.

4.            We note that in connection with rendering its fairness opinion, Goldman Sachs reviewed “certain financial analyses and forecasts for CIBC on a stand-alone basis reflecting Wall Street analyst consensus estimates for CIBC for 2016 and 2017, as extrapolated by management of PrivateBancorp.”  We further note that Sandler O’Neill, in connection with rendering its fairness opinion, reviewed “internal financial projections for CIBC for the fiscal years ending October 31, 2016 through October 31, 2022, as prepared and provided by the senior management of PrivateBancorp.”  To the extent that the financial projections for CIBC’s future performance that were provided by PrivateBancorp’s management to each of Goldman Sachs and Sandler O’Neill informed the analysis

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performed by the respective financial advisors, please revise this section to disclose those projections.

Response:  CIBC acknowledges the Staff’s comment.  In response to the Staff’s comment, the Amended Registration Statement has been revised on pages 77 through 79 to include a new sub-section entitled “Certain Unaudited Prospective Financial Information of CIBC.”  This new sub-section sets forth certain unaudited prospective financial analyses and forecasts with respect to CIBC on a stand-alone basis reflecting a consensus of equity analysts’ estimates for 2016 and 2017, as extrapolated by management of PrivateBancorp for periods thereafter, and clarifies that this information was provided by PrivateBancorp’s management to each of Goldman Sachs and Sandler O’Neill and used in connection with their analyses of the fairness, from a financial point of view, of the merger consideration to PrivateBancorp’s stockholders.

5.            We also note that Sandler O’Neill discussed CIBC’s business, financial condition, results of operations and prospects with certain members of CIBC’s senior management.  To the extent that these discussions included any projections of future results for CIBC that would constitute material non-public information, revise this section to disclose the projections.

Response:  CIBC acknowledges the Staff’s comment.  In response to the Staff’s comment, we advise the Staff that Sandler O’Neill’s discussion of CIBC’s business, financial condition, results of operations and prospects with certain members of CIBC’s senior management referenced on page 62 of the Amended Registration Statement did not include any material non-public information.  The Amended Registration Statement has been revised on page 61 to include disclosure to that effect.

The Merger Agreement, page 105

Explanatory Note Regarding the Merger Agreement, page 105

6.            We note your statement that the merger agreement and the related summary in the prospectus “are not intended to be, and should not be relied upon as, disclosures regarding any facts and circumstances relating to PrivateBancorp or CIBC.”  We further note your statement that investors “should not rely on the representations, warranties and covenants or any descriptions thereof as characterizations of the actual state of facts or condition of the parties [to the merger agreement] or any of their respective subsidiaries or affiliates.”  Disclosure with respect to an agreement and the representations, warranties, and covenants contained therein (whether through incorporation by reference or direct inclusion) constitutes disclosure to investors, and you are required to consider whether additional disclosure is necessary in order to put the information contained in, or otherwise incorporated into that publication, into context so that such information is not misleading.  Refer to Report of Investigation

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Pursuant to Section 21(a) of the Securities Exchange Act of 1934 and Commission Statement on potential Exchange Act Section 10(b) and Section 14(a) liability, Exchange Act Release No. 51283 (Mar. 1, 2005).  Please revise your disclosure to remove the implication that the merger agreement and summary do not constitute public disclosure under the federal securities laws.  To the extent that you are aware of any instances where the warranties do not reflect the actual facts, please remedy those situations with appropriate revisions to the disclosure so that investors are better able to understand the information provided in the S-4, including the merger agreement.

Response:  CIBC acknowledges the Staff’s comment. In response to the Staff’s comment, the Amended Registration Statement has been revised on page 105 to remove the statements referenced in the Staff’s comment.

Description of CIBC Share Capital, page 122

7.            Please revise your disclosure to indicate that your description of the Bank Act is a summary of its material terms, and revise the summary as necessary so that it addresses the material impact of the Bank Act on shareholders.  You may supplement the summary disclosure to encourage investors to read the relevant provisions of the Bank Act in order to fully understand their respective rights.

Response:  CIBC acknowledges the Staff’s comment.  In response to the Staff’s comment, the Amended Registration Statement has been revised on pages 122, 123, 124 and 125 to further address the material impact of the Bank Act on shareholders.

Please advise us if we can provide any further information or assistance to facilitate your review.  Please direct any further comments or questions regarding this matter to Reb Wheeler at (212) 506-2414 or Jim Carlson at (212) 506-2515.

Sincerely,

/s/ Reb D. Wheeler

Reb D. Wheeler

cc:                              James B. Carlson
            Robert J. Richardson, Canadian Imperial Bank of Commerce
            Michael G. Capatides, Canadian Imperial Bank of Commerce
            Jennifer Evans, PrivateBancorp, Inc.
            Edward D. Herlihy, Wachtell, Lipton, Rosen & Katz
            Matthew M. Guest, Wactell, Lipton, Rosen & Katz